SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to SCHEDULE 14D-9 (RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Respironics, Inc. (Name of Subject Company)

Respironics, Inc. (Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

761230101 (CUSIP Number of Class of Securities) Steven P. Fulton Vice President and General Counsel 1010 Murry Ridge Lane Murrysville, Pennsylvania 15668 (724) 387-5200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Steven A. Rosenblum Stephanie J. Seligman Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

 ☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 16, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on January 3, 2008, as amended, by Respironics, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to a tender offer (the “Offer”) by Moonlight Merger Sub, Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated January 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $66.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated January 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4	The Solicitation or Recommendation; Background and Reasons for the Board’s
Recommendation.

       Item 4(b) is hereby amended by adding thereto the following:

     On January 8, 2008, a purported class action complaint (the “Delaware Complaint”) was filed in the Delaware Chancery Court (the “Court”) against the Company, the members of its Board of Directors, Parent, Offeror and Parent’s parent entity alleging, among other things, breaches of fiduciary duty in connection with the sales process, the Agreement, and the disclosures in the Schedule 14D-9 filed in connection with the Offer.

     On January 10, 2008, the plaintiff in the Delaware Complaint filed a motion for a preliminary injunction seeking to enjoin the Offer. On that day, plaintiff also filed a motion seeking to schedule a hearing on the preliminary injunction motion and seeking expedited discovery in advance of the proposed hearing. On January 14, 2008, the Court denied plaintiff’s requests to schedule a preliminary injunction hearing and for expedited discovery. The Company believes the Delaware Complaint is entirely without merit and intends to defend against it vigorously.

Item 8(b).    Additional Information; Regulatory Approvals.

       Item 8(b) is hereby amended by adding the following at the end thereof:

     On January 10 and 11, 2008, respectively, Parent, on behalf of Parent’s parent entity, and the Company each filed their notification and report forms with the Division and the FTC under the HSR Act. Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m. New York City time on January 25, 2008 unless such period is terminated earlier or extended by the issuance of a request for additional information and documentary material. Parent’s parent entity and the Company have filed a draft notification and application for approval of the Offer and the Merger with the European Commission and expect to file a formal notification and application as soon as practicable.

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

RESPIRONICS, INC.
By:	/s/ Daniel J. Bevevino
Name:	Daniel J. Bevevino
Title:	Vice President and Chief Financial Officer

Dated:	January 16, 2008